FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 27, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

27 April 2018

Ring Fenced Structure - Director Changes
The Royal Bank of Scotland Group plc (together with its subsidiaries "RBS") today announces changes to the composition of boards of Directors in connection with the Ring-Fencing Transfer Scheme (the "Scheme") under Part VII of the Financial Services and Markets Act 2000 which is expected to be implemented on 30 April 2018.

Implementation of the Scheme will be a significant step towards the restructuring of RBS to comply with the UK ring-fencing legislation that requires the separation of essential banking services from investment banking services from 1 January 2019.

As previously announced, under the Scheme, The Royal Bank of Scotland plc (RBS plc) will:
●
       transfer its UK retail & commercial banking business to Adam & Company PLC (Adam);
●
       transfer its covered bonds in issue and Mentor business to National Westminster Bank Plc (NatWest); and
●
      transfer branches and other properties to either NatWest or Adam.

At the same time, RBS plc will be renamed "NatWest Markets Plc", Adam will be renamed "The Royal Bank of Scotland plc" and assume banknote-issuing responsibility.

After the Scheme and subsequent restructuring is completed in 2018, NatWest Holdings Limited will have direct ownership of The Royal Bank of Scotland plc (formerly Adam & Company plc), National Westminster Bank Plc and Ulster Bank Ireland DAC. NatWest Holdings Limited will have indirect ownership of Coutts & Company and Ulster Bank Limited.

The non-ring-fenced entities will be NatWest Markets Plc (formerly RBS plc) that will continue to undertake RBS's finance, risk management and trading activities; and The Royal Bank of Scotland International Limited (RBSI), along with Isle of Man Bank Limited, which will continue to serve the markets and customers it serves today.

For more details of the additional restructuring steps and end-state ring fencing business model for RBS, please refer to the 2017 RBS Annual Report and Accounts, including pages 109-110. An overview of RBS's resulting corporate structure can be found on its website at
https://www.rbs.com/rbs/ringfencing/overview-of-our-legal-entity.html

When the Scheme is implemented, it is proposed that the boards of NatWest Holdings Limited, The Royal Bank of Scotland plc (formerly Adam & Company plc), National Westminster Bank Plc and Ulster Bank Limited (together the "Ring-Fenced Bank Entities") and NatWest Markets Plc ("NWM") will be made up as follows:

Ring-Fenced Bank Entities:
●
        With the exception of Frank Dangeard, all Directors of The Royal Bank of Scotland Group plc ("RBSG") will continue to be Directors of the Ring-Fenced Bank Entities.
●
        Yasmin Jetha will step down from the board of RBSG with effect from 30 April 2018 and will hold the position of Non-executive Director on the boards of the Ring-Fenced Bank Entities.
●
        Patrick Flynn will be appointed to the boards of the Ring-Fenced Bank Entities with effect from 1 June 2018. As also announced today, Patrick will be appointed to the board of RBSG with effect from 1 June 2018.
●
        Francesca Barnes, Graham Beale and Ian Cormack will be appointed to the boards of the Ring-Fenced Bank Entities as Non-executive Directors with effect from 1 May 2018.

NWM:
With effect from 30 April 2018, the following appointments are planned:
●
        With the exception of Frank Dangeard and Brendan Nelson, all existing directors of The Royal Bank of Scotland plc will step down.
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        Frank Dangeard will assume the role of Chairman of NWM.
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        Vivek Ahuja and Sarah Wilkinson will be appointed as Non-executive Directors on the board of NWM.
●
        Chris Marks (CEO) and Richard Place (CFO) will be appointed as Executive Directors on the board of NWM.

Mr Dangeard and Mr Nelson are both currently Non-executive Directors on the board of RBSG and will continue to hold those positions. Mr Marks and Mr Place both hold their respective executive roles in the existing NatWest Markets franchise model.

Howard Davies, Chairman of RBSG, said:

"I am pleased to welcome our new directors to the Group. The new boards bring together a diverse range of experience and perspectives to support our commitment to building a strong and sustainable business. The appointments are important steps towards fulfilling our obligations under ring-fencing and will significantly strengthen the governance of the Group."

Biographies for new directors:

Francesca Barnes
Francesca joined Coutts as a non-executive director in 2012.

Francesca retired from her executive career in 2008 after a 27 year career in finance. She held a number of senior roles within UBS Investment Bank including Global Head of Private Equity; Head of Strategy and Development; Global Loan Portfolio Manager and Chair of the UBSIB Development Board.  Francesca started her career at Chase Manhattan Bank which she left in 1991 for an 18 month leave of absence to travel extensively.

Francesca now pursues a portfolio in both the commercial and voluntary sectors including non-executive roles at Harbourvest Global Private Equity and Capvis Private Equity; as Chair of Trustees for Penny Brohn UK and a council member of the University of Southampton

Francesca holds a BA Hons (Oxon) in Geography from St Hugh's College, Oxford.

Graham Beale
Graham was the Chief Executive Officer of Nationwide Building Society, the UK's largest mutual institution and the world's largest building society from April 2007 to April 2016. Prior to that, he was the Nationwide Group Finance Director from 2003 to 2007.

In a non-executive capacity, Graham has also been a member of the boards of VISA Europe Limited from 2007 to 2011 and the British Bankers' Association from 2014 to 2016. He was also Chair (2013 - 2015) and member of the Financial Conduct Authority Practitioners Panel from 2011 to 2016 and Chair (2009 - 2010) and a member of the board of the Building Societies Association from 2007 to 2016.

In 2016, Graham was awarded a CBE in New Year's Honours for services to the Financial Services Sector.

Ian Cormack
Ian spent thirty years with Citibank/Citigroup where he gained significant experience in commercial banking and occupied a number of senior positions, including UK Country Head (CCO), head of European training and co-head of the Global Financial Institutions Business. He was on the British Bankers' Association Council, the London Stock Exchange Settlement Board, the Chancellor's City Advisory Panel and was Chairman of the CHAPS payments system. Ian was chief executive of AIG's insurance, financial services and asset management business in Europe between 2000 and 2002 and was on the board of Luxembourg based bond clearing house CEDEL.

Ian has extensive boardroom experience and is currently a non-executive director of Just Group plc, Hastings Group Holdings plc and is chairman of Maven Income & Growth VCT 4 plc. He has previously been the senior independent director of Phoenix Group Holdings plc, Xchanging Limited (formerly Xchanging plc), Partnership Assurance Group Limited (formerly Partnership Assurance Group plc) and Bloomsbury Publishing plc. Prior to these appointments, he was also a director of Aspen Insurance Holdings Limited (Bermuda) and the Qatar Financial Centre Authority.

Born in Dundee then raised in Cornwall, Ian has a PPE degree from Oxford where he chairs the alumni advisory panel of Pembroke College.

Vivek Ahuja
Vivek is presently Group CFO & Partner at Terra Firma Capital Partners Limited.  He has a wealth of experience working in global finance with over 20 years in senior CFO leadership roles. Most recently he was with Standard Chartered Bank, where he was the Deputy Group CFO and prior to that Group CFO (Wholesale Banking) and Regional CFO (Middle East & South Asia).  He has also worked with other top-tier global financial institutions in a variety of roles spanning finance, strategy, and corporate & institutional banking.

Vivek has in-depth business and operational knowledge across wholesale, corporate and retail banking globally. During his time at Standard Chartered Bank, he had regular interaction with the Board and Audit Committee on financial performance and strategy related issues.  Vivek is a Fellow of the Institute of Chartered Accountants in England & Wales and has also been a member of Council and the Financial Services Faculty Board.

Sarah Wilkinson
Sarah has been the Chief Executive Officer of NHS Digital (UK Government) since August 2017, having previously been the Chief Digital, Data and Technology Officer at the Home Office. Prior to that, Sarah held a number of senior leadership roles at top-tier global financial institutions in Technology, IT Strategic Transformation and Risk Management. Sarah is also sits on the Audit, Risk and Compliance Committee of Kings College London, is a member of the Imperial College Department of Computing Advisory Board and the Oxford University Department of Mathematics Advisory Board, and is a member of The Tech Partnership.

Sarah was voted UK Chief Digital Officer of the Year 2017 by the CDO Club and named Number  2 in the UK Tech 50 2017 by Computer Weekly. She has over 20 years' experience in CIO leadership roles, extensive experience of implementing change through complex technology programs and has strong knowledge and experience of the financial services sector.

A further announcement will be made by RBSG when the Scheme has become effective.

For Further Information Contact:

RBS Investor Relations:
Matt Waymark
Head of Investor Relations
+44 (0) 20 7672 1758

RBS Media Relations:
+44 (0) 13 1523 4205

Legal Entity Identifier
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
The Royal Bank of Scotland plc	RR3QWICWWIPCS8A4S074
National Westminster Bank Plc	213800IBT39XQ9C4CP71
Adam & Company PLC	213800GC5AG3WC3FEM84

Date: 27 April 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary